Exhibit (h)(14)(f)(v)
Allianz Global Investors Fund Management LLC
1633 Broadway
New York, NY 10019
November 1, 2013
Ladies and Gentlemen:
     Pursuant to an Expense Waiver Agreement effective as of November 1, 2013 between Allianz Funds (the “Trust”) and Allianz Global Investors Fund Management LLC (“AGIFM”), AGIFM has agreed to certain waivers of its fees payable under the Amended and Restated Investment Advisory Agreement dated May 5, 2000, as amended or supplemented from time to time.
     In connection with this, NFJ Investment Group LLC (“NFJ”) agrees to waive a portion of its fees payable under the Portfolio Management Agreement dated May 5, 2000 between AGIFM and NFJ, as amended or supplemented from time to time, with respect to the series, and in the amounts, specified in Exhibit A, for a term lasting from November 1, 2013 through October 31, 2014.
     If the foregoing correctly sets forth the agreement between AGIFM and NFJ, please so indicate by signing and returning to AGIFM the enclosed copy hereof.

Very truly yours,

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

ACCEPTED AND AGREED TO:

NFJ Investment Group LLC

By:	/s/ Barbara Claussen

Name: Barbara Claussen
Title: Managing Director

Exhibit A

Expense Waiver (stated as a percentage
of average daily net assets of the Fund or
attributable to the specified share
Fund	class(es), as applicable)
AllianzGI NFJ Dividend Value Fund	0.025% on assets in excess of $7.5 billion, and an additional 0.025% on assets in excess of $10 billion

AllianzGI NFJ International Value Fund	0.01% on assets in excess of $4 billion, an additional 0.015% on assets in excess of $5 billion, and an additional 0.025% on assets in excess of $7.5 billion

AllianzGI NFJ Small-Cap Value Fund	0.025% on assets in excess of $3 billion, an additional 0.025% on assets in excess of $4 billion, and an additional 0.025% on assets in excess of $5 billion